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                             November 8, 2022

       Terry Kohler
       Chief Financial Officer
       Verrica Pharmaceuticals Inc.
       44 West Gay Street, Suite 400
       West Chester, PA 19380

                                                        Re: Verrica
Pharmaceuticals Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 2, 2022
                                                            File No. 001-38529

       Dear Terry Kohler:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis
       Research and Development Expenses, page 82

   1. Given the importance of research and development expenses to your business model and the multiple product
candidates under development, please revise future filings to disclose costs by product
candidate as well as by the nature of expense for each period presented.
                                                        To the extent that you
do not track expenses by product candidate, please disclose as such.
       Item 9A. Controls and Procedures
       Managements Report on Internal Control Over Financial Reporting, page
113

   2. We note the disclosure that you performed an assessment of your internal control over financial reporting as
of December 31, 2021, however, you did not clearly disclose your
                                                        management   s
conclusion. Please tell us and revise future filings to disclose management's conclusion
on whether or not your internal controls were effective at the
 Terry Kohler
Verrica Pharmaceuticals Inc.
November 8, 2022
Page 2
         end of the period. Refer to the guidance in Item 308(a)(3) of Regulation S-K. Please also note that Item 308 of Regulation S-K is an annual assessment and is not required for interim periods.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lynn Dicker at (202) 551-3616 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 with any questions.



FirstName LastNameTerry Kohler                                Sincerely,
Comapany NameVerrica Pharmaceuticals Inc.
                                                              Division of
Corporation Finance
November 8, 2022 Page 2                                       Office of Life
Sciences
FirstName LastName